

OFFERING MEMORANDUM

facilitated by



Bear Cub Play Cafe

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Bear Cub Play Cafe
State of Organization	IN
Date of Formation	05/30/2023
Entity Type	Limited Liability Company
Street Address	813 Presidential Place, Jerffersonville IN, 47130
Website Address	Sites.google.com/view/bearcubplaycafe

(B) Directors and Officers of the Company

Key Person	Cortney Kaczmarek
Position with the Company Title First Year	 Co-Founder 2023
Other business experience (last three years)	**Co-Owner, CEO, CFO** (*Kaczmarek Contracting LLC, 06/2020 - Present*) — Kaczmarek Contracting is a residential home repair, remodel, and construction company serving the Kentuckiana area. As Co-Owner, CEO, and CFO, my role encompasses diverse responsibilities across various critical areas of the business: • **Leadership and Strategic Planning**: Collaborate with fellow co-owners to establish the

company's overall vision, mission, and strategic direction. Drive the development and implementation of business strategies, policies, and initiatives to achieve growth, profitability, and long-term success.

- **Financial Management**: Oversee all financial aspects of the business, including budgeting, forecasting, and financial analysis. Develop and monitor financial goals, manage cash flow, and make strategic financial decisions to optimize the company's financial performance.

- **Business Development and Sales**: Identify and pursue new business opportunities, build relationships with potential clients, and negotiate contracts. Lead the sales and marketing efforts, develop sales strategies, and implement effective marketing campaigns to expand the company's customer base and increase revenue.

- **Operations and Project Management**: Provide strategic guidance and direction to the operations and project management teams. Ensure efficient project execution, resource allocation, and timely completion of projects. Streamline processes and implement quality control measures to maintain high standards of workmanship and customer satisfaction.

- **Team Management and Development**: Lead and inspire a high-performing team, including construction professionals, project managers, and administrative staff. Foster a culture of collaboration, innovation, and continuous improvement. Provide coaching and mentorship to develop talent and enhance overall team performance.

- **Legal and Compliance**: Stay abreast of industry regulations, legal requirements, and licensing obligations. Ensure compliance with applicable laws, regulations, and safety standards. Mitigate risks and implement effective governance and control measures.

- **Stakeholder Relations**: Maintain strong relationships with key stakeholders, including clients, suppliers, partners, and industry associations. Represent the company in external engagements, community events, and industry forums.

As a co-owner, CEO, and CFO of Kaczmarek Contracting, these multifaceted responsibilities are crucial for driving business growth, financial stability, operational excellence, and maintaining the company's reputation as a trusted provider of contracting services in the Kentuckiana area.

Key Person	Renny Kaczmarek
Position with the Company Title First Year	 Co-Founder 2023
Other business experience (last three years)	**Co-Owner & COO** (*Kaczmarek Contracting LLC, 06/2020 - Present*) — Kaczmarek Contracting is a residential home repair, remodel, and construction company servicing the Kentuckiana area. As Co-Owner, my responsibilities encompass a wide range of key areas to ensure the success and smooth operation of the business: - Strategic Planning: Collaborate with fellow co-owners to develop and refine the company's long-term vision, goals, and growth strategies. Contribute to business planning, budgeting, and decision-making processes.

- Operations Management: Oversee and optimize day-to-day operations, ensuring efficient workflow, resource allocation, and adherence to quality standards. Streamline processes and implement best practices to enhance productivity and customer satisfaction.

- Project Management: Lead and coordinate multiple projects simultaneously, from initial planning to final completion. Manage project timelines, budgets, and resources, ensuring projects are delivered on time, within budget, and to client specifications.

- Team Leadership: Provide guidance, mentorship, and supervision to the workforce, including construction teams, project managers, and administrative staff. Foster a positive work environment, promote teamwork, and encourage professional development.

- Client Relations: Cultivate and maintain strong relationships with clients, understanding their needs, and ensuring exceptional customer service. Act as a point of contact for key clients, addressing inquiries, resolving issues, and ensuring customer satisfaction.

- Business Development: Identify and pursue new business opportunities, including networking, attending industry events, and building partnerships. Conduct market research to stay updated on industry trends and competitors, proposing strategies for business growth and expansion.

- Financial Management: Collaborate with the co-owner and financial team to oversee financial operations, including budgeting, forecasting, and monitoring financial performance. Ensure adherence to financial targets and implement cost-saving measures.

- Compliance and Legal Matters: Stay informed about industry regulations, permits, licenses, and other legal requirements. Ensure compliance with safety standards, building codes, and industry regulations.

As a co-owner of a small contracting business, these responsibilities are crucial for driving the company's success, delivering high-quality services, and maintaining strong client relationships.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Cortney Kaczmarek	50%
Renny Kaczmarek	50%

(D) The Company's Business and Business Plan

The Problem

- Parents and guardians around the Southern Indiana area are in need of a local, kid-friendly space to allow our children time to interact with others, and play with different imaginative-based toys and fun play equipment they may not always have the opportunity to familiarize themselves with.

- As a parent in the Southern Indiana area myself, I feel the need for a place to take my toddler where she can run and play with other littles her age and I can work, meet up with friends or make new ones, enjoy a cup of coffee or bakery treat, or just have fun watching her play.

- There are trampoline parks and other fun places for the older kids in the area, but you'd have to cross the bridge to Louisville or travel even further to find a place where babies and toddlers can safely play.

The Solution

- Bear Cub Play Cafe would bring Southern Indiana a community-based, kid-friendly space that allows our children to imagine, explore, socialize, and be a kid while allowing adults a space to sit and relax, work, eat, read a book, talk to other parents, or make new friends in the community.

- Providing our community with a family- oriented space allows for even more community activities to take place in addition to the play cafe. We could become the village we parents truly need; offering parenting classes, networking parents and caregivers in need with those that could help, mommy & me yoga classes, and so much more. All within our Southern Indiana community.

Why now?

- In recent years, there has been an increasing demand for indoor play establishments that offer children opportunities to engage in open-ended, imaginative play. This type of play allows children to explore their creativity, develop problem-solving skills, and learn through play. Many indoor play establishments are designed to cater specifically to children aged 0-4, offering a range of play activities that are age-appropriate and designed to stimulate their development.

- One of the main market trends for indoor play establishments that focus on open- ended, imaginative play is the increasing popularity of sensory play. Sensory play is a type of play that stimulates a child's senses, such as touch, smell, taste, sight, and sound. This type of play is beneficial for young children as it helps to develop their cognitive, language, and social skills.

- Another trend in the market is the use of technology to enhance play experiences. Some indoor play establishments are incorporating digital elements, such as augmented reality, interactive screens, and digital games, into their play areas to create a more immersive and engaging experience for children.

- Additionally, there is a growing emphasis on safety and cleanliness in indoor play establishments. Parents are increasingly concerned about the risk of illness and infection in public spaces, especially those that cater to young children. As a result, many indoor play establishments are investing in measures to ensure that their premises are hygienic and safe for children to play.

A special thanks...

One of our biggest mentors and advisors has been the team and partners at the Southern Indiana Chamber of Commerce and Indiana Small Business Development Center. They have helped guide us and have provided valuable tools and information to get us started on this venture.

We also have the support of our tax & financial advisor; a professional who is certified in the Profit First method, on whom we rely for guidance and expertise. We are supported by our friends and family, most of whom also have young children, and feel the need for this type of business in our community. These friends and family have already been generous with their time and opinions by filling out our first market research survey, and we know they will continue to be valuable resources.

Why Us?

- As parents ourselves, we understand firsthand the importance of finding a space where our little one feels at home. A place filled with engaging toys, appropriately sized play equipment, and imagination-building activities.

- By combining our knowledge of what families like ours are looking for with our vision for the theme and design of the play cafe, we believe parents will be eager to bring their children back time and time again.

- We've noticed that the only other local play cafe is somewhat minimalist, so we aim to provide a wide variety of toys, play structures, bookshelves, and cozy decor complete with colorful forest friends.

- Our concept is designed to delight children and get rave reviews from parents.

Our Advantages

- Unique Concept: Bear Cub Play Cafe is the only play cafe in Southern Indiana that will combine a play area for children with food and beverage services for both adults and children. This unique concept provides a one-stop shop for families with young children, who can enjoy playing and socializing while also having a meal or a snack.

- Inclusive Environment: Our play cafe is committed to creating a welcoming and inclusive space that fosters creativity, curiosity, and imagination. We strive to provide an environment that is safe and comfortable for children of all abilities, including those with special needs.

- High-Quality Food: Bear Cub Play Cafe hopes to offer a range of healthy and tasty food and beverage options for both adults and children. We plan to partner with local restaurants and bakeries who source their ingredients from local and organic suppliers, and offer options that cater to various dietary needs, including gluten-free, vegan, and vegetarian choices.

- Exceptional Service: We are committed to providing exceptional service to our customers. Our staff will be trained to be friendly, attentive, and knowledgeable about our offerings. We will strive to create a memorable experience for each customer and build long-lasting relationships with our patrons.

- Convenient Location: Bear Cub Play Cafe aims to be strategically located in Jeffersonville, which has a population of approximately 46,000 and a thriving

The Team

Cortney Kaczmarek, Co-Owner, President, CEO

Cortney is experienced in starting, owning and managing the operations of small businesses and Non-Profit Organizations around the US. Cortney has been in administration and management at some capacity for well over 10 years and brings a wide variety of important skills and knowledge with her. She is also a mother of a two-year-old daughter, giving her expertise in the need for and clientele of Bear Cub Play Cafe. Being a stay-at-home Mom, Cortney has first-hand experience being patient and having excellent communication skills. She also has the ability to multitask and works well under pressure.

Skills Include:

- Business Entity Establishment & Management

- Business Operations Management

- Bookkeeping & Financial Management

- Marketing & Social Media Management

- Website & App design

- Networking

- Event Planning

- Childcare & Child Development Knowledge & Training

Renny Kaczmarek, Co-Owner, Vice-President

Renny is an experienced and successful small business owner. Along with his knowledge of owning and running a business, Renny also brings to the table a medical background. After being a Medic in the United States Army for 6.5 years, he has training in Infant and Child life-saving strategies and other medical tactics that can bring peace of mind and can be taught to our staff in order to provide a safe environment for parents and children. Last, but not least, he is a father to a two- year-old daughter, giving her expertise in the need for and clientele of Bear Cub Play Cafe.

Skills Include:

- Business Operations Management

- Construction Expertise

- Design & Engineering Knowledge

- Medical Background

- Social Media Management

- Childcare & Child Development Knowledge & Training

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$40,000
Offering Deadline	August 11, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Start Up Costs	$37,300	$115,630
Mainvest Compensation	$2,700	$8,370
TOTAL	$40,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page

- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.5 - 7.8%[2]
Payment Deadline	2029-06-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.52%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.5% and a maximum rate of 7.8% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$40,000	2.5%
$61,000	3.8%
$82,000	5.2%
$103,000	6.5%
$124,000	7.8%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Cortney Kaczmarek	50%
Renny Kaczmarek	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Bear Cub Play Cafe is a business that is in its early stages of operation, and therefore, it does not have a significant operating history to discuss. However, we have established financial milestones and have observed positive trends in our financial condition and results of operations since our inception.

Based on the financial statements provided, we can see a steady increase in revenue year over year, driven by our strong customer base and the growing demand for family-oriented play and community spaces. We expect this positive trend to continue as we expand our offerings and attract more families to our establishment.

The proceeds from our offering and any other known or pending sources of capital will greatly impact our liquidity and the viability of our business. These funds will be used to cover the startup costs, including leasehold improvements, equipment purchases, and initial inventory. By receiving these funds, we will be able to meet our financial obligations and ensure a strong start for Bear Cub Play Cafe.

In terms of available sources of capital, we have explored potential lines of credit and investment opportunities from shareholders. These additional sources of capital will provide us with the necessary financial resources to fuel our growth and support our ongoing operations.

Future Goals & Milestones

- June 2023 - Find a location

- June/July 2023 - Renovate Space

- July 15, 2023 - Hire Staff

- July 30, 2023 - Prepped for launch

- August 1, 2023 - Launch Day

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$123,450	$395,058	$745,063	$782,317	$805,782
Cost of Goods Sold	$17,025	$48,741	$85,208	$61,209	$63,044
Gross Profit	$106,425	$346,317	$659,855	$721,108	$742,738
EXPENSES					
Rent	$25,000	$60,000	$60,000	$60,000	$60,000
Salaries & Wages	$18,754	$88,754	$150,000	$150,000	$150,000
Employee Related Expenses	$3,751	$17,751	$30,000	$30,000	$30,000
Marketing	$1,500	$3,600	$3,600	$3,600	$3,600
Licenses & Permits	$4,165	$10,000	$10,000	$10,000	$10,000
Legal & Professoinal Fees	$4,165	$10,000	$10,000	$10,000	$10,000
Utilities	$10,000	$24,000	$24,000	$24,000	$24,000
Operating Profit	$39,090	$132,212	$372,255	$433,508	$455,138

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V